


05037369

8-52635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 5 2005 WASH. D.C.

SEC FILE NUMBER
8-

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Design, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8048 One Calais Ave., Suite B
                              (No. and Street)

Baton Rouge,   LA   70809
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cary A. Prejean   (225) 766-1935
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stagni & Company, LLC
                    (Name – *if individual, state last, first, middle name*)

139B James Comeaux Rd. #812,   Lafayette, LA 70508
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Cary A. Prejean__ ,,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Financial Design, Inc.__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _Signature_

President
_____
Title

Thomas C. Damico
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS C. DAMICO
Attorney at Law
8048 One Calais Ave. Suite F
Baton Rouge, LA. 70809
225-769-0190
LSBA # 04480
COMMISSION EXPIRES
AT DEATH.

FINANCIAL DESIGN, INC.

FINANCIAL REPORT

DECEMBER 31, 2004

STAGNI & COMPANY, LLC

CONTENTS

FINANCIAL STATEMENTS



STAGNI & COMPANY, LLC

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Financial Design, Inc.
Baton Rouge, Louisiana

We have audited the accompanying balance sheets of Financial Design, Inc., as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting estimates used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Design, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stagni & Company, LLC

Lafayette, Louisiana
February 1, 2005

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207 Lafaye Avenue
Thibodaux, LA 70301
Phone (985) 447-7226
Fax (985) 446-3032

11 James Blvd., Suite 210
St. Rose, LA 70087
Phone (504) 468-2258
Fax (504) 464-1473

139 B JAMES COMEAUX RD
#812
LAFAYETTE, LA 70508

A Professional Service Organization
Members: AICPA • LCPA
EMAIL: stagni@stagni.com
INTERNET: http://www.stagni.com

FINANCIAL DESIGN, INC.
BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and cash equivalents (Note 1)	$ 1,431	$ 3,428
Commissions receivable	3,267	7,405
Restricted cash	35,000	35,000
Corporate income taxes receivable	1,489	1,716
Other assets	1,492	-
	$ 42,679	$ 47,549
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 4,044	$ -
Accrued expenses	-	509
	$ 4,044	$ 509
Stockholders' equity (Note 6):		
Common stock - no par value, 1,000 shares authorized, issued and outstanding	$ 1,000	$ 1,000
Paid in capital	35,000	35,000
Retained earnings (deficit)	2,635	11,040
	$ 38,635	$ 47,040
	$ 42,679	$ 47,549

See Notes to Financial Statements.

FINANCIAL DESIGN, INC.
STATEMENTS OF INCOME

Years Ended December 31, 2004 and 2003

	2004	2003
Revenues	$ 78,213	$ 152,842
Operating expenses:		
Management fees	$ 22,009	$ 84,032
Commissions	471	4,880
Clearing charges	47,345	43,529
Resistration fees	3,808	7,132
Other office expenses	14,946	23,249
	$ 88,579	$ 162,822
Operating income (loss)	$ (10,366)	$ (9,980)
Nonoperating income (expense):		
Interest and miscellaneous	472	651
Income (loss) before taxes	$ (9,894)	$ (9,329)
Provision for income taxes	(1,489)	(1,716)
Net income (loss)	$ (8,405)	$ (7,613)

See Notes to Financial Statements.

FINANCIAL DESIGN, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2004 and 2003

| | Common Stock | | Paid In | Retained | |
	Shares	Value	Capital	Earnings	Totals
Balance – January 1, 2003	1,000	$ 1,000	$ 35,000	$ 12,197	$ 48,197
Net income (loss) for year ended December 31, 2003	-	-	-	(7,613)	(7,613)
Balance – December 31, 2003	1,000	$ 1,000	$ 35,000	11,040	$ 47,040
Net income (loss) for year ended December 31, 2004	-	-	-	(8,405)	(8,405)
Balance – December 31, 2004	1,000	$ 1,000	$ 35,000	$ 2,635	$ 38,635

See Notes to Financial Statements.

FINANCIAL DESIGN, INC.
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (8,405)	$ (7,613)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in commissions receivable	4,138	861
(Increase) decrease in corporation income taxes receivable	227	(1,716)
(Increase) decrease in other assets	(1,492)	-
Increase (decrease) in account payable	4,044	-
Increase (decrease) in accrued expenses	(509)	(23,736)
Net cash flows from operating activities	$ (1,997)	$ (32,204)
CASH FLOWS FROM FINANCING ACTIVITIES	$ -	$ -
CASH FLOWS FROM INVESTING ACTIVITIES	$ -	$ -
Net increase (decrease) in cash and cash equivalents	$ (1,997)	$ (32,204)
Cash and cash equivalents, beginning	3,428	35,632
Cash and cash equivalents, ending	$ 1,431	$ 3,428

See Notes to Financial Statements.

FINANCIAL DESIGN, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations:

Financial Design, Inc., ("the Company") is a member firm of the National Association of Securities Dealers (NASD), organized as a corporation. Securities transactions are executed either through a clearing broker or directly through mutual fund companies and insurance companies on variable products. The Company's revenues are derived from commissions earned on insurance products and from securities transactions executed on behalf of its customers, within and without the State of Louisiana. The Company is subject to regulation by the NASD, the Securities Exchange Commission (SEC) and state regulatory authorities in the various jurisdictions in which the Company operates.

Use of estimates:

The Company's financial statements, prepared in conformity with generally accepted accounting principles, require the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting:

The Company's financial statements have been prepared on the accrual basis of accounting, whereby revenues are recognized when earned and expenses are recognized when the related liability is incurred.

Cash and cash equivalents:

The Company's policy is to include all highly liquid investments, having a maturity of three months or less from the date purchased (normally money market investments), as cash equivalents in the financial statements.

Restricted cash:

Cash placed in interest bearing accounts with the clearing broker is not available for general use, and has been classified separately as restricted cash. Such amounts are not deemed to be cash equivalents.

NOTES TO FINANCIAL STATEMENTS

Note 2. Income Taxes

The Company computes taxable income on the accrual basis of accounting. Consequently, deferred taxes are not provided, as there are no temporary differences between financial statement and taxable income. Income tax expense (credits) the years ended December 31, 2004 and 2003 are $(1,489) and $(1,716), respectively. Carryback of the 2004 and 2003 operating losses resulted in refunds due the Company at December 31, 2004 and 2003 of $1,489 and $1,716. Income taxes paid in cash were $0 and $1,408, respectively.

Note 3. Related Party Transactions

The Company pays management fees under a written management agreement with Financial Design Capital Management, Inc. ("FDCM") and (previously with) Financial Design Consultants, Inc. ("FDC"). The Company, FDCM and FDC have common ownership. Under the management agreement as amended (August, 2004), the Company pays FDCM $1,230 per month for the Company's share of overhead expenses, as well as monthly management fees equal to the monthly profits generated by the Company (after the overhead expense payment), not to exceed $2,500. In exchange, FDCM provides the Company with personnel, office facilities, and pays most other operating expenses of the Company, except for commissions, clearing charges and registration fees.

Management fees expense for the years ended December 31, 2004 and 2003 were $22,009 and $84,032, respectively and accrued management fees payable to FDCM/FDC at those dates were $0 and $509.

In addition to the management fees, the Company paid FDCM a restructuring fee of $15,000 during the year ended December 31, 2003.

Note 4. Concentrations

The Company's revenues are derived principally from clientele who are concentrated in the South Louisiana area.

Deposits with financial institutions at December 31, 2004 and 2003 did not exceed the applicable federal deposit insurance.

NOTES TO FINANCIAL STATEMENTS

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004 and 2003, the Company had net capital of $37,143 and $47,040, which exceeded the required net capital by $32,143 and $42,040, respectively. The Company's aggregate indebtedness to net capital ratios were .1089 to 1 and .0108 to 1, respectively.

Note 6. Other Liability Information

As of December 31, 2004 and 2003, all SIPC assessments have been paid. There were no liabilities subordinated to claims of general creditors as of or during the years ended December 31, 2004 and 2003.

STAGNI & COMPANY, LLC

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

Board of Directors
Financial Design, Inc.
Baton Rouge, Louisiana

We have audited the financial statements of Financial Design, Inc., as of and for the years ended December 31, 2004 and 2003, and have issued our report thereon dated February 1, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 11 through 15 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Stagni & Company, LLC

February 1, 2005
Lafayette, Louisiana

-9-

207 LAFAYE AVENUE
THIBODAUX, LA 70301
PHONE (985) 447-7226
FAX (985) 446-3032

11 JAMES BLVD., SUITE 210
ST. ROSE, LA 70087
PHONE (504) 468-2258
FAX (504) 464-1473

139 B JAMES COMEAUX RD
#812
LAFAYETTE, LA 70508

A PROFESSIONAL SERVICE ORGANIZATION
MEMBERS: AICPA • LCPA
EMAIL: stagni@stagni.com
INTERNET: http://www.stagni.com

SUPPLEMENTARY INFORMATION

FINANCIAL DESIGN, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2004

Part I

Total Assets		$ 42,679
Less: Total liabilities (exclusive of subordinated debt)		4,044
Net Worth (Total stockholders' equity)		$ 38,635
Additions to net worth		
Deferred tax provisions		$ -
Capital before deductions		$ 38,635
Deductions from and/or charges to Net Worth		
Total non-allowable assets	$ 1,492	
Additional charges for customers and non-customers security accounts	-	
Additional charges for customers and non-customers commodity accounts	-	
Aged fail-to-deliver - number of items_____	-	
less reserves of $_____	-	
Aged short security differences - number of items _____	-	
Secured demand note deficiency	-	
Commodity futures contracts and sopt commodities (proprietary - capital charges)	-	
Other deductions and/or charges	-	
Total deductions from and charges to Net Worth		1,492
Net Capital before haircuts on securities positions		$ 37,143
Haircuts on securities:		
Contractual commitments	$ -	
Subordinated borrowings	-	
Trading and investment accounts:	-	
Bankers' acceptances, certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	
Total haircuts on securities		-
Net Capital		$ 37,143

FINANCIAL DESIGN, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

December 31, 2004

Part II

Minimum net capital requirement			$	5,000
Minimum net capital requirement of subsidiaries				-
Total net capital requirement			$	5,000
Total A.I. liabilities from Statement of Financial Condition	$	4,044		
Add:				
Drafts for immediate credit		-		
Market value of securities borrowed for which no equivalent value is paid or credited		-		
Other unrecorded amounts includable in A. I.		-		
Deduct: Adjustment based on Special Reserve Bank Account		-		
Total aggregate indebtedness			$	4,044
Ratio of aggregate indebtedness to net capital				10.89%
Excess net capital at 1500% (deficiency)			$	-
Excess net capital at 1000% (deficiency)			$	-
Net capital in excess of minimum requirements			$	32,143
Equity as a percent of net worth				100%

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part III

4% of aggregate debit items (or $10,000 if greater) as shown in Formula for Reserve	$	-
Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation - reporting broker or dealer		-
Capital requirement(s) of consolidated subsidiaries:		
Subsidiaries electing alternative method		-
Other subsidiaries		-
Total net capital requirement		$ -
Excess net capital		$ -
Net capital in excess of		
6% of aggregate debit items		$ -
7% of aggregate debit items		$ -

FINANCIAL DESIGN, INC.

**STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF
THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3**

December 31, 2004

Financial Design, Inc., qualifies under the exemptions from Rule 15c3-3, since the Company does not carry customers' accounts. As such, no computation for determination of the reserve requirements under such rule is required, nor do the possession or control requirements apply.

FINANCIAL DESIGN, INC.

STATEMENT REGARDING RECONCILIATION OF NET CAPITAL
UNDER SEC RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF
THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3
WITH BROKER FILINGS

December 31, 2004

There was a difference of $4,755 regarding the computation of net capital under SEC Rule 15c3-1 as of December 31, 2004, as it appears in this report ($37,143), and the filing made by Financial Design, Inc. ($32,388). The difference is composed of the following:

Commissions receivable	$	3,267
Federal and state income tax overpayments		1,489
Rounding		(1)
Net difference in net capital computation	$	4,755

In regard to any differences in the determination of the reserve requirements under Exhibit A of Rule 15c3-3, such computation is not included in this report, nor was one filed by Financial Design, Inc., since the Company does not carry customer accounts and is therefore exempt under Rule 15c3-3.



STAGNI & COMPANY, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Financial Design, Inc.
Baton Rouge, Louisiana

In planning and performing our audits of the financial statements of Financial Design, Inc., for the years ended December 31, 2004 and 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by SEC Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Financial Design, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control activities and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 1a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

207 LAFAYE AVENUE
THIBODAUX, LA 70301
PHONE (985) 447-7226
FAX (985) 446-3032

11 JAMES BLVD., SUITE 210
ST. ROSE, LA 70087
PHONE (504) 468-2258
FAX (504) 464-1473

139 B JAMES COMEAUX RD
#812
LAFAYETTE, LA 70508

A PROFESSIONAL SERVICE ORGANIZATION
MEMBERS: AICPA • LCPA
EMAIL: stagni@stagni.com
INTERNET: http://www.stagni.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the control environment that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Stagni & Company, LLC

February 1, 2005
Lafayette, Louisiana

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